The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 8, 2024

May , 2024	Registration Statement Nos. 333-270004 and 333-270004-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF due May 21, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the closing price of one share of the First Trust Nasdaq Cybersecurity ETF, which we refer to as the Fund, is at or above the Call Value.
•	The date on which an automatic call may be initiated is May 27, 2025.
•	The notes are also designed for investors who seek an uncapped return of 1.25 times any appreciation of the Fund at maturity if the notes have not been automatically called.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose up to 85.00% of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about May 16, 2024 and are expected to settle on or about May 21, 2024.
•	CUSIP: 48135MJT6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $17.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $969.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 13, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The First Trust Nasdaq Cybersecurity ETF (Bloomberg ticker: CIBR)

Call Premium Amount: At least $90.50 per $1,000 principal amount note (to be provided in the pricing supplement)

Call Value: 100.00% of the Initial Value

Upside Leverage Factor: 1.25

Buffer Amount: 15.00%

Pricing Date: On or about May 16, 2024

Original Issue Date (Settlement Date): On or about May 21, 2024

Review Date*: May 27, 2025

Call Settlement Date*: May 30, 2025

Observation Date*: May 18, 2026

Maturity Date*: May 21, 2026

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.

If the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Fund Return + Buffer Amount)]

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Supplemental Terms of the Notes

Any values of the Fund, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes.  Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

Hypothetical Payout Profile

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The Call Premium Amount per $1,000 principal amount note if the notes are automatically called will be provided in the pricing supplement and will not be less than $90.50.

PS-2 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Payment at Maturity If the Notes Have Not Been Automatically Called

The following table illustrates the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund if the notes have not been automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	the notes have not been automatically called;
•	an Initial Value of $100.00;
•	an Upside Leverage Factor of 1.25; and
•	a Buffer Amount of 15.00%.

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$165.00	65.00%	81.25%	$1,812.50
$150.00	50.00%	62.50%	$1,625.00
$140.00	40.00%	50.00%	$1,500.00
$130.00	30.00%	37.50%	$1,375.00
$120.00	20.00%	25.00%	$1,250.00
$110.00	10.00%	12.50%	$1,125.00
$105.00	5.00%	6.25%	$1,062.50
$101.00	1.00%	1.25%	$1,012.50
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$85.00	-15.00%	0.00%	$1,000.00
$80.00	-20.00%	-5.00%	$950.00
$70.00	-30.00%	-15.00%	$850.00
$60.00	-40.00%	-25.00%	$750.00
$50.00	-50.00%	-35.00%	$650.00
$40.00	-60.00%	-45.00%	$550.00
$30.00	-70.00%	-55.00%	$450.00
$20.00	-80.00%	-65.00%	$350.00
$10.00	-90.00%	-75.00%	$250.00
$0.00	-100.00%	-85.00%	$150.00

PS-3 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

How the Notes Work

Upside Scenario If Automatic Call:

If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Value, the notes will be automatically called and investors will receive on the Call Settlement Date the $1,000 principal amount plus the Call Premium Amount of at least $90.50.  No further payments will be made on the notes.

•	Assuming a hypothetical Call Premium Amount of $90.50, if the closing price of one share of the Fund increases 20.00% as of the Review Date, the notes will be automatically called and investors will receive a return equal to 9.05%, or $1,090.50 per $1,000 principal amount note.

Upside Scenario If No Automatic Call:

If the notes have not been automatically called and the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of 1.25.

•	If the notes have not been automatically called and the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a return equal to 6.25%, or $1,062.50 per $1,000 principal amount note.

Par Scenario:

If the notes have not been automatically called and the Final Value is equal to the Initial Value or is less than the Initial Value by up to the Buffer Amount of 15.00%, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the notes have not been automatically called and the Final Value is less than the Initial Value by more than the Buffer Amount of 15.00%, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value by more than the Buffer Amount.

•	For example, if the notes have not been automatically called and the closing price of one share of the Fund declines 60.00%, investors will lose 45.00% of their principal amount and receive only $550.00 per $1,000 principal amount note at maturity, calculated as follows:

$1,000 + [$1,000 × (-60.00% + 15.00%)] = $550.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Initial Value by more than 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value by more than 15.00%. Accordingly, under these circumstances, you will lose up to 85.00% of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to

PS-4 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	IF THE NOTES ARE AUTOMATICALLY CALLED, THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE CALL PREMIUM AMOUNT PAID ON THE NOTES,

regardless of any appreciation of the Fund, which may be significant. In addition, if the notes are automatically called, you will not benefit from the Upside Leverage Factor that applies to the payment at maturity if the Final Value is greater than the Initial Value.  Because the Upside Leverage Factor does not apply to the payment upon an automatic call, the payment upon an automatic call may be significantly less than the payment at maturity for the same level of appreciation in the Fund.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Call Premium Amount.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may

PS-5 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially

PS-6 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE CYBERSECURITY INDUSTRY —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the cybersecurity industry.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.  Cybersecurity companies are companies that provide products and services intended to protect the integrity of data and network operations for private and public networks, computers and mobile devices.  Like other technology and industrials companies, cybersecurity companies are generally subject to the risks of rapidly changing technologies, short product life cycles, fierce competition, aggressive pricing and reduced profit margins, loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new product introductions. These companies may also be smaller and less experienced companies, with limited product lines, markets, qualified personnel or financial resources.  These factors could affect the cybersecurity industry and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH MID-SIZE AND SMALL CAPITALIZATION STOCKS —

Some of the equity securities held by the Fund have been issued by mid-size or small capitalization companies.  Mid-size and small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Mid-size and small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries and/or the securities markets in the home countries of the issuers of those non-U.S. equity securities.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	EMERGING MARKETS RISK —

The equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.  Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

PS-7 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

The Fund

The Fund is an exchange-traded fund of First Trust Exchange-Traded Fund II, a registered investment company, that seeks investment results that correspond generally to the price and yield (before fees and expenses) of an equity index called the Nasdaq CTA Cybersecurity IndexTM, which we refer to as the Underlying Index with respect to the Fund.  The Nasdaq CTA Cybersecurity IndexTM is a modified free float market capitalization-weighted index that is designed to track the performance of companies engaged in the cybersecurity segment of the technology and industrial sectors.  For additional information about the Fund, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 4, 2019 through May 3, 2024. The closing price of one share of the Fund on May 6, 2024 was $54.81. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date, the Review Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount in excess of $100.00 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the

PS-8 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or

PS-9 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

PS-10 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029539/ea152803_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Annex A

The First Trust Nasdaq Cybersecurity ETF

All information contained in this pricing supplement regarding the First Trust Nasdaq Cybersecurity ETF (the “CIBR Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, First Trust Exchange-Traded Fund II and First Trust Advisors L.P. (“First Trust”). First Trust is currently the investment adviser to the CIBR Fund. The CIBR Fund is an exchange-traded fund that trades on The Nasdaq Stock Market under the ticker symbol “CIBR.”

The CIBR Fund seeks investment results that correspond generally to the price and yield (before fees and expenses) of an equity index called the Nasdaq CTA Cybersecurity Index™. For additional information about the Nasdaq CTA Cybersecurity Index™, see “— The Nasdaq CTA Cybersecurity Index™” below.

The CIBR Fund uses an “indexing” investment approach to attempt to replicate, before fees and expenses, the performance of the Nasdaq CTA Cybersecurity Index™. The CIBR Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities composing the Nasdaq CTA Cybersecurity Index™ in proportion to their weightings in the Nasdaq CTA Cybersecurity Index™. However, under various circumstances, full replication of the Nasdaq CTA Cybersecurity Index™ may not be possible or practicable. In those circumstances, the CIBR Fund may purchase a sample of securities in the Nasdaq CTA Cybersecurity Index™. There may also be instances in which First Trust may choose to overweight certain securities in the Nasdaq CTA Cybersecurity Index™, purchase securities not in the Nasdaq CTA Cybersecurity Index™ which First Trust believes are appropriate to substitute for certain securities in the Nasdaq CTA Cybersecurity Index™, use futures or derivative instruments or utilize various combinations of the above techniques in seeking to track the Nasdaq CTA Cybersecurity Index™. The CIBR Fund may sell securities that are represented in the Nasdaq CTA Cybersecurity Index™ in anticipation of their removal from the Nasdaq CTA Cybersecurity Index™ or purchase securities not represented in the Nasdaq CTA Cybersecurity Index™ in anticipation of their addition to the Nasdaq CTA Cybersecurity Index™.

The CIBR Fund’s return may not match the return of the Nasdaq CTA Cybersecurity Index™ for a number of reasons. The CIBR Fund incurs operating expenses not applicable to the Nasdaq CTA Cybersecurity Index™, and may incur costs in buying and selling securities, especially when rebalancing the CIBR Fund’s portfolio holdings to reflect changes in the composition of the Nasdaq CTA Cybersecurity Index™. In addition, the CIBR Fund’s portfolio holdings may not exactly replicate the securities included in the Nasdaq CTA Cybersecurity Index™ or the ratios between the securities included in the Nasdaq CTA Cybersecurity Index™.

The First Trust Exchange-Traded Fund II is a registered investment company that consists of numerous separate investment portfolios, including the CIBR Fund. Information provided to or filed with the SEC by First Trust Exchange-Traded Fund II pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-143964 and 811-21944, respectively, through the SEC’s website at http://www.sec.gov.

The Nasdaq CTA Cybersecurity Index™

All information contained in this pricing supplement regarding the Nasdaq CTA Cybersecurity Index™, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Nasdaq, Inc. (“Nasdaq”). The Nasdaq CTA Cybersecurity Index™ was developed by, and is calculated, maintained and published by Nasdaq. Nasdaq does not have any obligation to continue to publish, and may discontinue publication of, the Nasdaq CTA Cybersecurity Index™. The Nasdaq CTA Cybersecurity Index™ is reported by Bloomberg L.P. under the ticker symbol “NQCYBR.”

The Nasdaq CTA Cybersecurity Index™ is a modified free float market capitalization-weighted index that is designed to track the performance of companies engaged in the cybersecurity segment of the technology and industrial sectors. The Nasdaq CTA Cybersecurity Index™ includes companies primarily involved in the building, implementation and management of security protocols applied to private and public networks, computers and mobile devices in order to provide protection of the integrity of data and network operations. The companies are selected based on classification determined by Consumer Technology Association (“CTA”).

PS-12 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Security Eligibility Criteria

To be eligible for initial inclusion in the Nasdaq CTA Cybersecurity Index™, a security must meet the following criteria:

•	a security must be a common stock, ordinary share, depositary receipt, share of beneficial interest of a real estate investment trust (REIT) or limited partnership interest or a tracking stock;
•	one security per issuer is permitted, but if an issuer has multiple otherwise-eligible securities, one of which is an index security as of the applicable Index Reconstitution Reference Date (as defined in “— Index Reconstitution” below), only that security may be eligible; otherwise, only the security with the highest three-month average daily traded value may be eligible;
•	a security must be listed on an eligible global stock exchange, which are reviewed periodically for continued eligibility by Nasdaq;
•	a security’s issuer must be classified as a cybersecurity company as determined by CTA;
•	a security’s issuer must have a minimum market capitalization of $500 million (USD);
•	a security must have a three-month average daily traded value of at least $1 million (USD); and
•	at least 20% of a security’s total shares outstanding must be publicly available for trading (float shares).

If, at reconstitution, Nasdaq becomes aware that an issuer or security will soon undergo a fundamental change that makes it ineligible, Nasdaq will remove the security from consideration. This includes entering into a definitive merger or acquisition agreement or other pending arrangement that would make it ineligible for Nasdaq CTA Cybersecurity Index™ inclusion, a filing of bankruptcy or similar protection from creditors or other similar reorganization events.

Constituent Selection

Each security that meets all of the applicable eligibility criteria is included in the Nasdaq CTA Cybersecurity Index™.

Index Reconstitution

The Nasdaq CTA Cybersecurity Index™ selects constituents semi-annually in March and September. The security eligibility criteria are applied using market data as of the end of January and July (each an “Index Reconstitution Reference Date”), respectively. The Nasdaq CTA Cybersecurity Index™ reconstitution changes are announced in early March and September. Nasdaq CTA Cybersecurity Index™ reconstitution changes become effective at market open on the first trading day following the third Friday in March and September.

Index Rebalance

The Nasdaq CTA Cybersecurity Index™ is rebalanced quarterly in March, June, September and December. The Nasdaq CTA Cybersecurity Index™ rebalancing uses the last sale price of all securities from the last trading day of February, May, August and November, respectively. Nasdaq CTA Cybersecurity Index™ rebalancing changes are announced in early March, June, September and December. Nasdaq CTA Cybersecurity Index™ rebalancing changes become effective at market open on the first trading day following the third Friday in March, June, September and December.

Index Weight Adjustments

The Nasdaq CTA Cybersecurity Index™ is a modified free float market capitalization-weighted index. The initial weights of the Nasdaq CTA Cybersecurity Index™ securities are determined by dividing each security’s free float market capitalization by the aggregate free float market capitalization of all securities included in the Nasdaq CTA Cybersecurity Index™.

The securities’ initial weights are then proportionally redistributed in the following order to determine the securities’ adjusted weights:

Step 1:

•	Redistribute all securities weights such that no security will make up more than 6% of the Nasdaq CTA Cybersecurity Index™.
PS-13 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Step 2:

•	(a) After Step 1’s redistribution, the securities with the five largest free float market capitalizations maintain their weights without further redistribution.
•	(b) Excluding the five securities identified in Step 2(a), all other securities’ weights are proportionally redistributed such that no security will make up more than 3% of the Nasdaq CTA Cybersecurity Index™.

Step 3:

•	The securities’ weights adjusted in Step 2(b) will be proportionally redistributed such that no security will make up less than 0.25% of the Nasdaq CTA Cybersecurity Index™.

The final weights of the universe of securities included in the Nasdaq CTA Cybersecurity Index™ will meet the following constraints:

•	No security’s weight will make up more than 6% of the Nasdaq CTA Cybersecurity Index™.
•	For any security whose free float market capitalization is not ranked among the five largest, its weight may not make up more than 3% of the Nasdaq CTA Cybersecurity Index™.
•	No security’s weight may make up less than 0.25% of the Nasdaq CTA Cybersecurity Index™.

Index Calculation

At any moment in time, the value of the Nasdaq CTA Cybersecurity Index™ equals the aggregate value of the then-current Nasdaq CTA Cybersecurity Index™ share weights of each of the Nasdaq CTA Cybersecurity Index™ component securities, which are based on the total shares outstanding of each such Nasdaq CTA Cybersecurity Index™ component security, multiplied by each such security’s respective last sale price on The Nasdaq Stock Market (which may be the official closing price published by The Nasdaq Stock Market), as adjusted by the weighting adjustment scheme described under “— Index Weight Adjustments” above, and divided by a scaling factor (the “Divisor”), which becomes the basis for the reported Nasdaq CTA Cybersecurity Index™ value. The Divisor serves the purpose of scaling such aggregate value to a lower order of magnitude for reporting purposes. The Divisor is adjusted to ensure that changes in an index security’s price or shares, either by corporate actions or index participation occurring outside of trading hours, do not affect the value of the Nasdaq CTA Cybersecurity Index™. A change in the Divisor occurs after the close of the Nasdaq CTA Cybersecurity Index™.

Index Maintenance

Deletion Policy

If, at any other time than the Nasdaq CTA Cybersecurity Index™ reconstitutions, Nasdaq becomes aware that a Nasdaq CTA Cybersecurity Index™ security has become ineligible for continued inclusion, it is removed from the Nasdaq CTA Cybersecurity Index™ as soon as practicable. This includes events such as filing for bankruptcy or similar protection from creditors, delisting or other arrangement including mergers and acquisitions.

Replacement Policy

Nasdaq CTA Cybersecurity Index™ securities are not replaced between Nasdaq CTA Cybersecurity Index™ reconstitutions.

Addition Policy

Nasdaq CTA Cybersecurity Index™ securities are not added between Nasdaq CTA Cybersecurity Index™ reconstitutions.

Corporate Actions

In the interim periods between scheduled index reconstitution events and index rebalancing events, individual Nasdaq CTA Cybersecurity Index™ securities may be the subject to a variety of corporate actions and events that require maintenance and adjustments to the Nasdaq CTA Cybersecurity Index™. With the exception of certain corporate events, Nasdaq CTA Cybersecurity Index™ securities are adjusted for corporate actions prior to market open on the effective date, ex-date, ex-dividend date or ex-distribution date of a given corporate action/event. In the absence of one of those dates, there will be no adjustment to the Nasdaq CTA Cybersecurity Index™ for such corporate action. In certain cases, corporate actions and events are handled according to the weighting scheme or other index construction techniques employed.

PS-14 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF

Index share adjustments

Other than as a direct result of corporate actions, the Nasdaq CTA Cybersecurity Index™ does not normally experience share adjustments between scheduled index rebalancing and reconstitution events.

Index Governance

The Nasdaq Index Management Committee (the “Nasdaq Index Committee”) approves all new index methodologies applicable to the Nasdaq CTA Cybersecurity Index™. The Nasdaq Index Committee is composed of full-time professional members of Nasdaq. The Nasdaq Index Committee meets regularly, and reviews items including, but not limited to, pending corporate actions that may affect the Nasdaq CTA Cybersecurity Index™ constituents, statistics comparing the composition of the Nasdaq CTA Cybersecurity Index™ to the market, securities that are being considered as candidates for addition to the Nasdaq CTA Cybersecurity Index™, and any significant market events.

PS-15 | Structured Investments Auto Callable Buffered Return Enhanced Notes Linked to the First Trust Nasdaq Cybersecurity ETF